

Daniel Hall
CEO & Founder
BnB Chat, Inc.



**BnB Chat, Inc.
CEO/Founder**
Las Vegas, USA
2015 - 2018

Accomplishments

Designed, created, and released the world's first global discount room rental App for the travel industry, which operates on all iOS & Android mobile devises. Travelers never pay any "booking fees!"

Developed a *global* partnership with PayPal for all credit card processing, and direct payment distribution, whereby Innkeepers, Real Estate Agents, Professional Property Managers, and Homeowners can receive Visa, Master Card, American Express, and Discover Card payments directly into their PayPal accounts without any third-party interference.

Designed a "direct chat" feature to assist Hosts and Travelers during the initial stages of the room rental "vetting process."

Implemented a "bid/offer" reservation system, whereby the Traveler can submit a lower rental "bid" price to the Host for consideration, prior to any booking commitment.

**LA Locations
Founder**
Beverly Hills, USA
2003 - 2015

Accomplishments

Created an SQL database website of 10,000 film locations throughout Southern California for professional film, television, and commercial production companies. (i.e. swimming pools, mansions, yachts, warehouses, ranches, diners, etc.)

Serviced clientele such as Paramount Studios, Warner Brothers, Sony Pictures, Fox's "American Idol," and ABC's "The Bachelor" to name a few.

**Main Street Studios
Founder**
Santa Monica, USA
1998 - 2003

Accomplishments

Created the first full-service daylight rooftop photography rental studio by the ocean in Southern California, which catered to world-class fashion, beauty, and celebrity photographers.

Serviced clientele such as Rolling Stone, Vogue, Elle, Harper's Bazaar, Cosmopolitan, Glamour, Marie Claire, InStyle, GQ, Vanity Fair, Esquire, People, ABC, NBC, CBC, and Fox to name a few.

**Direct Response Intl.
Founder**
Malibu, USA
1990 - 1998

Accomplishments

Created a direct-response marketing agency that produced 30-minute infomercials, 60-second television & radio commercials, and print advertisements for health, beauty, fitness, and financial products.

Responsible for negotiating and purchasing audience-targeted airtime and advertising placement for all forms of electronic & print media.

Designed and implemented a database for inbound/outbound telemarketing, and product fulfillment for global clientele.

Education

B.S. Business Management
Pepperdine University
Malibu, USA